P.E. 12/31/01





02011488

No.1-7628

THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2001

HONDA GIKEN KOGYO KABUSHIKI KAISHA
(Name of registrant)

HONDA MOTOR CO., LTD.
(Translation of registrants name into English)

No. 1-1 2-chome, Minami-Aoyama, Minatoku, Tokyo, Japan
(Address of principal executive officers)

Contents

Exhibit 1:
On December 13, 2001 Honda Motor Co., Ltd. has released a highly practical new sedan, the Civic Hybrid. It boasts ultra-high fuel economy of 29.5km/L, which is the highest in the world for a 5-passenger gasoline-powered production vehicle. The new Civic Hybrid went on sale on December 14, 2001 at Honda Primo dealers across Japan. (Ref.#01065)

Exhibit 2:
On December 19, 2001 Honda Motor Co., Ltd. announced its sales and production estimates for 2001 and 2002. (Ref.#01066)

Exhibit 3:
On December 21, 2001 Honda Motor Co., Ltd. announced the release of the Mobilio, a new compact minivan with futuristic styling built on Honda's Global Small Platform. It features a newly developed 1.5L i-DSI engine in a compact, 4-meter-long body that seats up to seven adults. The new Mobilio went on sale on December 21, 2001 at all Honda dealers across Japan. (Ref.#01067)

Exhibit 4:
On December 26, 2001 Honda Motor Co., Ltd. announced that it sold 77,272 vehicles in Japan in November, an increase of 8.8% over the corresponding month a year ago. (Ref.#01068)

Exhibit 5:
Semi Annual Report for the First-half term (six months ended September 30, 2001) of the 78th fiscal period.

Press Information

ref. # 01065

Honda announces the new Civic Hybrid sedan—The world's most fuel-efficient 5-seater production gasoline vehicle

December 13, 2001—Honda Motor Co., Ltd. has released a highly practical new sedan, the Civic Hybrid, which boasts ultra-high fuel economy of 29.5km/L*1—the highest in the world for a 5-passenger gasoline-powered production vehicle. The new Civic Hybrid goes on sale Friday, December 14th at Honda Primo dealers across Japan.

The Civic Hybrid was designed to meet the following three objectives: to achieve the world's highest level of environmental performance; to offer all the practicality of a passenger sedan; and to deliver high-quality, powerful performance. An improved, even more fuel-efficient version of Honda's original IMA (Integrated Motor Assist) System has been installed on the same Global Compact Platform used for the Civic Ferio. The Civic Hybrid's ultra-high fuel economy and clean emissions are matched by an opulent, leading-edge interior and exterior design and a custom-tuned chassis, giving the new vehicle the quality feel and elegant driving performance one would expect from a luxury sedan.



Civic Hybrid

Number of units for sale (domestic, monthly): 500 units

Projected retail price at dealers nationwide (sales tax not included):

¥2,090,000 (4-door, HMM-S, FF)

本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203

The Civic Hybrid features a state-of-the-art VTEC Cylinder Cut-off System-equipped 1.3L i-DSI[*2] engine. The new engine incorporates i-DSI lean-burn combustion technology, along with the VTEC Cylinder Idling System that adapts Honda's VTEC variable valve control technology to significantly increase the amount of electrical energy recovered during deceleration.

This new engine is combined with an assist motor featuring improved performance, a more efficient Power Control Unit (PCU), and the Honda Multimatic S continuously variable transmission. The results are both ultra-high fuel economy and superior drivability. Moreover, the new Civic Hybrid's clean-burning performance has also earned it recognition by the Japanese Ministry of Land, Infrastructure and Transport as an Ultra Low-Emissions Vehicle.

Honda has long been committed to preserving the environment, and has worked to develop vehicles that are both cleaner-burning and more fuel efficient. In the field of cleaner emissions. Honda's goal is to ensure that all its passenger vehicles are recognized by the Japanese Ministry of Land, Infrastructure and Transport as Low-Emissions Vehicles by 2002, and that nearly all are recognized as Ultra Low-Emissions Vehicles by 2005. Honda is working to improve the fuel economy of its vehicles by 25% (as compared to Japanese domestic average fuel consumption for 1995) by 2005.

*1 10-15 mode (Japanese Ministry of Land, Infrastructure and Transport figures)

*2 DSI: Dual & Sequential Ignition

Manufacturer options:

- Front-seat side airbag system (equipped with passenger-seat positioning detection system; seatback pocket size will vary): +¥45,000
- HID (High-Intensity Discharge) headlights (high/low beam): +¥50,000
- Thin smoked-glass electric sunroof (with tilt-up function): +¥80,000
- Honda Navigation System (with MD/CD player and AM/FM/TV tuner; no center pocket with lid; cannot be installed along with the cassette stereo): +¥198,000
- MD player with AM/FM tuner (with clock; cannot be installed along with the cassette stereo): +¥20,000

New Civic Hybrid—Main Features

New Honda IMA System

The new IMA System employs a gasoline engine as its main power source, assisted by an electric motor as the need arises. It offers improved efficiency over the previous IMA System on which its design is based. The Insight, which was equipped with the previous IMA system, boasted the world's highest fuel economy for a production vehicle.

During acceleration and other instances of heavy engine load, the motor assist system contributes considerable torque, resulting in both lower fuel consumption and powerful acceleration. At cruising speeds, when engine load is lower, the motor assist system shuts down. The newly developed 1.3-liter i-DSI lean-burn engine with the VTEC Cylinder Cut-off System achieves the highest standard of fuel economy in the world.

During deceleration, the motor converts the dissipated energy into electricity (regenerative braking). The newly developed VTEC Cylinder Cut-off System reduces engine friction during deceleration, greatly improving the vehicle's electrical regenerative efficiency.

When stopping, at traffic lights for example, the engine shuts off automatically, then restarts immediately when the driver steps on the accelerator pedal. This automatic idle-stop system contributes to both greater fuel efficiency and lower emissions.

New 1.3-liter i-DSI Engine with VTEC Cylinder Cut-off System

- The 1.3-liter i-DSI engine's rapid combustion characteristics combined with a configuration of two spark plugs per cylinder allows the fuel-air mixture to be made even leaner, for improved fuel economy.
- The rocker arms that open and close the intake and exhaust valves are configured for dual operation in either valve-lift mode or idle mode. Normally, they are engaged via a synchronizing piston. During deceleration, the synchro piston is positioned inside the idle-mode rocker arm, disengaging the lift-mode rocker arm so that the valve remains at rest, effectively sealing off the cylinder. Three of the four cylinders can be shut down, achieving 50% lower engine friction during deceleration than the previous IMA System.
- Also featured are both a high-density, 900-cell three-stage catalytic converter and a lean burn-compatible adsorption-type NOx catalytic converter. The result is a clean-burning engine that meets exhaust-gas emissions standards for ultra-low emissions vehicles set by the Japanese Ministry of Land, Infrastructure and Transport.

New Motor Assist System

- The motor assist system is composed of an ultra-thin DC brushless motor, a nickel metal hydride battery, and a Power Control Unit (PCU). The new system employs a higher-output motor, a more efficient battery, and a lighter, more compact PCU, resulting in greater packaging freedom.
- Improvements to the internal magnetic coils of the ultra-thin DC brushless motor, which boasts the world's highest output density and practical efficiency, achieve 30% greater assisting and regenerative torque than the previous model. A sintering diffusion bonding process is used to firmly fuse different metals together, allowing the most appropriate materials to be used in construction of the rotor to meet the different demand criteria for its inner section, which transmits torque, and for its outer section, which is in contact with the magnetic coils. Strengthening the section that transmits the torque and increasing the magnetic-flux density results in higher torque output.
- The inverter and the pre-driver have been combined, reducing the weight of the PCU by around 30%, and its volume by around 40%, in comparison to the previous system.
- The efficiency of the battery modules has been increased, resulting in reduced energy loss. The battery's storage box and peripheral equipment have been made more compact, for an approximate 30% reduction in volume.
- The lighter, more compact, more efficient PCU and battery have been integrated into a single Intelligent Power Unit (IPU) that can be stored behind the rear seat.
- Integrating the IPU allows the two cooling circuits previously used to be combined into one. Total volume of the PCU and battery has been reduced by around 50% over the previous system.

Packaging

Packaging efficiency has been significantly improved by storing the IPU behind the rear seat and employing a flat-floor design.

Exterior Design

- The Civic Hybrid was designed with smart, aerodynamic styling. Special aerodynamic parts are employed throughout for increased aerodynamic performance. A feeling of solidity and power combines with this aerodynamic form for a leading-edge look.
- In addition to the integrated front grill/aerodynamic bumper and the trunk spoiler, the entire body has been designed to maximize aerodynamic performance. Innovations include a vehicle height lower than the base model and a flattened undercarriage with engine under-cover and rear floor side covers. The result is superior, top-of-class aerodynamic performance in a practical sedan design.

Interior Design

Custom seat coverings, a black wood-grain center panel, and chrome-plated parts throughout are highlighted by a chic, sporty instrument panel that combines digital and analog displays, including a self-illuminating, 3-gauge cluster. These and other features lend the Civic Hybrid's custom interior the luxurious, leading-edge feel that one would expect in a hybrid vehicle.

Driving Performance

The Civic Hybrid's custom-tuned suspension employs the same configuration as other models in the Civic series (front toe-control, link strut; rear reactive-link, double wishbone), along with EPS (electric power steering). Steering mounts have been made more rigid, the front stabilizer bar has been made thicker, and a rear stabilizer added as well, resulting in luxurious ride comfort combined with comfortable handling.

Safety Performance

- Honda's original G-CON (G-force Control) technology is incorporated to create a new body with a crash safety design that is among the best in the world. It offers passenger protection in a 55km/h full-frontal collision, a 64km/h front offset collision, 55km/h side collision, and a 50km/h rear collision.
- To further improve safety in real-world collisions, Honda has implemented its own vehicle-to-vehicle collision testing program with its own independently-established standards[*3]. This collision testing is much more demanding than conventional tests in which the car is crashed into a fixed barrier. The Civic Hybrid's safety design meets even Honda's own stringent testing requirements.
- Integrating the new Honda IMA System's high-voltage components in a single, compact IPU located behind the rear seat away from the passenger compartment secures crushable zones to protect occupants from rear and side collisions. This, coupled with a warning system that detects electrical faults, ensures a high level of safety, guarding against electrical shocks even in the event of a collision. Further collision safety measures, including additional strengthening materials and stronger mounting sections, are unique to the Civic Hybrid.

*3 Test involves a 50% front offset collision with a 2-ton class vehicle, both vehicles traveling at 50km/h.

Environmental Performance

- In addition to the new Honda IMA System's outstanding fuel economy, hydrocarbons, nitrogen oxides, and other pollutants in the exhaust gas have been greatly reduced. In fact, the Civic Hybrid runs so clean that it is recognized by the Japanese Ministry of Land, Infrastructure and Transport as an Ultra Low-Emissions Vehicle, with emissions of less than 25%[*4] of those allowed under year 2000 emissions regulations.
- Recycling starts at the production stage. Almost all interior injection-molded parts are made of olefin resin for superior recyclability. This and other measures result in an overall vehicle recyclability of over 90%[*5].

*4 Japanese Ministry of Land, Infrastructure, and Transport figures.

*5 According to independent Honda measurement standards.

Tax Incentives

The Civic Hybrid is eligible for the following tax incentives under the Japanese government's Green Tax[*6] program.

- Reduced vehicle consumption tax program

For the Civic Hybrid: A special exemption is provided for low-pollution (hybrid) vehicles, reducing the standard tax rate to 2.2% (applicable to 90% of the vehicle purchase price). (Tax reduction is rounded up to the nearest ¥100.)

＊For a purchase price of ¥2,090,000:
2,090,000 x 0.9 = 1,881,000　　1,881,000 x 0.022 = 41,382 → ¥41,400 reduction

- Reduced motor vehicle tax program

Reduced motor vehicle tax for two years following the registration of a certified low-emissions vehicle, according to vehicle ranking.
For the Civic Hybrid: Ultra-low emissions vehicle = 50% reduction (Tax amount rounded up to the nearest ¥500.)
¥17,000 reduction (¥34,000 tax reduction over two years)

*6 The "Green Tax" vehicle taxation system was enacted in April, 2001 to promote the development and popularization of environmentally-friendly vehicles. This system of tax incentives offers reduced consumption and motor vehicle taxes for cars recognized by the Japanese Ministry of Land, Infrastructure, and Transport as low-emissions vehicles, and those which meet fuel economy standards for 2012.

Rebates

The Civic Hybrid is also eligible for a rebate for clean-energy vehicles. Purchasers meeting certain conditions will receive a rebate of up to ¥240,000.

Publicity photographs of the Civic Hybrid are available at the following URL as of December 13, 2001:
http://www.honda.co.jp/PR/photo/CIVIC-HYBRID/
(The site is intended exclusively for the use of journalists.)

HONDA

Press Information

December 19,2001
Ref.#01066

2001/2002 SALES & PRODUCTION

<Motorcycles & ATVs>

	2001 Forecast (Units)	%	2002 Plan (Units)	%
* Japan sales	407,300	100.1%	430,000	105.6%
Export sales	495,100	100.0%	470,000	94.9%
Motorcycyles Total	902,400	100.1%	900,000	99.7%
ATVs	293,750	102.0%	310,000	105.5%
Motorcycles & ATVs Total	1,196,150	100.6%	1,210,000	101.2%
KD sets	4,365,000	109.2%	5,900,000	135.2%

* Electric power assist bicycle (Racoon) not included in the above figures.

	2001 Forecast (Units)	%	2002 Plan (Units)	%
Electric power assist bicycle	10,900	55.8%	9,700	89.0%

<Automobiles>

	2001 Forecast (Units)	%	2002 Plan (Units)	%
Registration vehicles	568,000	121.8%	625,000	110.0%
Mini vehicles	292,000	97.6%	295,000	101.0%
Japan sales	860,000	112.4%	920,000	107.0%
Export sales	414,700	86.9%	390,000	94.0%
Total	1,274,700	102.6%	1,310,000	102.8%
KD sets	1,240,300	103.8%	1,310,000	105.6%

* Import car sales are included in registration vehicles.

	2001 Forecast (Units)	%	2002 Plan (Units)	%
Japan production (*)	1,276,000	104.3%	1,310,000	102.7%
Overseas production (**)	1,374,000	107.4%	1,570,000	114.3%
Global production (***)	2,636,000	106.1%	2,850,000	108.1%

(*) -- complete built unit (CBU) + complete knock-down (CKD)
(**) -- CBU production at local plants
(***) - Domestic CBU production plus overseas CBU production

<Power Products>

	2001 Forcast (Units)	%	2002 Plan (Units)	%
Japan sales	414,500	251.3%	500,000	120.6%
Export sales	3,565,400	91.0%	4,090,000	114.7%
Total	3,979,900	97.5%	4,590,000	115.3%

* OEM engines for export are included in Japan sales since 2001.

<Reference: Global Sales (unit: 10 thousand)>

	2001 Forecast	%	2002 Plan	%
Motorcycles & ATVs	approx. 556	107%	approx. 711	128%
Automobiles	267	105%	281	106%
Power Products	398	98%	459	115%
Total	1,221	103%	1,451	119%

本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515
URL http://www.honda.co.jp/

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203
Fax 03-5412-1515

HONDA

Press Information

ref. #01067

Honda Releases the new Mobilio—
A New Style of Compact Minivan

December 21, 2001—Honda Motor Co., Ltd. has announced the release of the Mobilio, a new compact minivan with futuristic styling built on Honda's Global Small Platform. It features a newly developed 1.5L i-DSI engine in a compact, 4-meter-long body that seats up to seven adults. Its nimble driving performance is matched by an impressive fuel economy of 18.2km/L*1—top in its class*2. The new Mobilio goes on sale December 21st at all Honda dealers across Japan.

The Mobilio, which combines a new-generation i-Series engine with the revolutionary technology of the Global Small Platform, is Honda's second model in the Small Max series. This compact minivan, designed around the concept of everyday functionality, offers new value to those who view their car as a tool for everyday life and want to get the most out it on a day-to-day basis.

*1 Front-wheel drive vehicle, except for the W Type (Fuel consumption when driven in 10-15 mode. Japanese Ministry of Land, Infrastructure and Transport figures.)
*2 7-passenger vehicle class



Mobilio W Type (with optional equipment)

●**Number of units for sale** (domestic, monthly): 5,000 units

本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515
URL http://www.honda.co.jp/

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203
Fax 03-5412-1515

The Mobilio's development themes were as follows:

S = Smart packaging, with a compact body and spacious, ergonomic interior

U = Urban styling that blends refinement and functionality

U = Utility that combines easy handling and comfort with money-saving fuel economy

The Mobilio embodies these development themes through a blending of new concepts and technologies, such as its Global Small Platform, which delivers a high level of crash protection in a short-nosed design, along with a spacious, low-floor cabin and center tank layout (the fuel tank is located under the first row of seats) that allows versatile arrangements of three rows of comfortable seats, and a sliding rear door for easy entry and exit. The specially developed 1.5L i-DSI engine and Honda Multimatic S transmission provide outstanding fuel economy. On top of this the Mobilio offers a stylish, futuristic design based on a European streetcar motif.

All model types are recognized by the Japanese Ministry of Land, Infrastructure and Transport as Excellent Low Emissions Vehicles, and meet fuel efficiency requirements for 2010.

●**Projected retail price at dealers nationwide** (sales tax not included; units: ¥1,000)

Type	Engine	Transmission	Drive wheels	Price	
W	1.5L i-DSI	Honda Multimatic S	FWD	1,599	*
			4WD	1,779	
A			FWD	1,489	
			4WD	1,669	
Y			FWD	1,389	
			4WD	1,569	

"*" indicates vehicle shown in photograph.

○Body colors (10 colors, including 2 new ones):

<W and A Types only>

Muscat Silver Metallic (new color); Pale Raspberry Metallic (new color); Aqua Breeze Opal Metallic; Brilliant White Pearl; Eternal Blue Pearl; Milano Red; Nighthawk Black Pearl

<All types>

Titanium Metallic; Satin Silver Metallic; Taffeta White

○Manufacturer options:

- Front-seat side airbag system (equipped with passenger positioning detection system for the front passenger seat): +¥45,000
- Large smoked-glass electric sunroof with tilt-up function (W and A Types only): +¥80,000
- Honda Navigation System (W and A Types only)
  - W Type (equipped with MD/CD player, AM/FM/TV tuner, and AV input jack): +¥180,000
  - A Type (equipped with MD/CD player, AM/FM/TV tuner, AV input jack, and micro antenna): +¥190,000
- Aluminum wheels (W and A Types only): +¥50,000
- HID (High-Intensity Discharge) headlights (W and A Types only): +¥50,000
- Brilliant White Pearl special paint color (W and A Types only): +¥30,000
- Q Package (optional on A Type; standard on W Type)
  - Easy door closer (both sides), driver-side armrest, micro antenna: +¥60,000

◆Main Features

<Smart Packaging>

●High-efficiency packaging

- The Global Small Platform enables a short-nosed, low-floor design that creates a spacious 2,435mm-long by 1,360mm-wide cabin—while affording a high degree of safety in the event of a crash.
- The center tank layout in which the fuel tank is located beneath the first-row seats allows the floor to be lowered, giving even adult third-row passengers ample room to stretch out. The third-row seats fold neatly away under the second-row seats, creating a spacious 579-liter cargo space (front-wheel drive vehicles). The versatile seating arrangements allow stowage of luggage up to 1,360mm tall or 2.6m long.
- The second-row seat slides backward or forward up to 260mm.

●Smart door opening

- The front doors employ forward-angled door hinges that allow the doors to open upward at a large angle. The doors are also set to open to three different angles, making it easier to get in and out of the car in tight places.
- Both rear doors slide open and closed to facilitate entry and exit in tight places. The sliding doors, combined with the low, 405mm-high floor (front-wheel drive vehicle), make getting in and out of the third-row seats or installing a child seat a breeze. The left-side sliding door is equipped with a stopper that prevents the door from opening more than 300mm when the fuel filler lid is open.
- The large tailgate opens up to a low, 495mm-high floor (front-wheel drive vehicles) for easy loading of heavy or bulky items.

<Urban Styling>

●Exterior

- Rather than employing concepts such as 'flow' and 'dynamism' emphasized in passenger cars in the past, the Mobilio is designed around a European streetcar motif, employing straight lines and ample glass area to effect a distinctive vertical sentiment. The emphasis on vertical and horizontal planes results in a functional form that is spacious, easy to get in and out of, and offers an excellent field of vision.
- Ten body colors are available, including two new ones.

●Interior

- The panoramic cabin features plenty of glass, creating a feeling of spaciousness and freedom, and the sills of the door windows have been positioned low so that even small children can enjoy the passing scenery.
- A metallic center panel accentuates the interior space while increasing operability. (Standard in W and A Types.)
- Contour-fitted seat material conforms to occupants' bodies while remaining wrinkle-free.

<Utility>

●Visibility and operability

- The Mobilio incorporates such features as high-positioned seats for a commanding view, a large triangular window to reduce the blind spot during right turns, and expansive window glass with a super-low sill height, providing the driver with a superior field of view in all directions. A compact body and wheels positioned close to the vehicle's four corners make for easy handling around tight corners and when parallel parking.
- The in-panel shift lever provides easier operability and permits walk-through access from side to side. Center panel controls are within easy reach and the shift knob fits comfortably in the palm of the hand.

●Rigid body and quiet operation

- The Mobilio's design is based on Honda's Global Small Platform, which employs a center-tank layout in which the fuel tank is enclosed in the floor frame, providing both high body rigidity and ample cabin space. Additional measures such as an extra cross-member to compensate for the extended wheelbase, a cross-member with a large cross-section incorporated into the rear panel, and frame construction in the outer panels are employed to create an extremely rigid body frame. At the same time, the Mobilio's compact, 4m-long body provides a spacious interior and three full rows of seating.
- The floor's highly rigid design suppresses unwanted noise in the interior, and a rigid engine frame and high-performance engine mounts effectively reduce the transmission of noise and vibration from the power train. A variety of lightweight, highly efficient noise reduction measures, including packing roof and floor areas with sound-suppressing materials on par with a luxury car and use of sound-suppressing materials throughout the interior, ensure a quiet, comfortable ride. The body is further designed to suppress wind noise and noises seeping in around the doors, for superior all-round quiet operation.

●Engine and transmission

- The 1.5L i-DSI engine was specially developed for the Mobilio to ensure smooth operation even with seven passengers onboard. Narrow-angle valve positioning and other innovations make the engine's combustion chamber as small as possible, and Honda's i-DSI (Dual and Sequential Ignition) system employs twin plugs (two plugs per cylinder) to obtain optimum ignition timing control for crisp, powerful off-the-line acceleration. The engine is also tuned for maximum torque at low engine speeds (131N-m/2,700rpm) for sprightly performance in everyday city driving.
- The i-DSI system's high combustion efficiency and reduced friction throughout contribute to improved fuel economy. This fuel-efficient engine, when paired with the Honda Multimatic S transmission, attains a fuel rating of 18.2km/L[*3]—the highest in the 7-passenger vehicle class.

*3 Front-wheel drive vehicles, except the W Type (Fuel consumption when driven in 10-15 mode. Japanese Ministry of Land, Infrastructure and Transport figures.)

- The new-generation Honda Multimatic S CVT (continuously variable transmission) delivers a natural driving feel with no shift shock, and has been specially optimized for the Mobilio with an "S" shift position added to facilitate sporty driving. The transmission continuously monitors the amount and duration of driver foot pressure on the gas pedal, optimizing gearing regulation to automatically shift between driving modes for smooth, nimble off-the-line acceleration and just the right amount of engine braking during deceleration. Automatic change of driving mode in response to throttle operation, optimized gearing regulation for each driving condition, and reduced friction for more efficient power transfer also make a major contribution to the Mobilio's outstanding fuel economy.

●Suspension and brakes

- A front-strut suspension is employed for space efficiency and road-hugging responsiveness. The springs have been angled and shock absorber friction significantly reduced, for a more comfortable ride.
- The rear employs an H-shaped torsion beam suspension with shock absorbers and springs separately located under the floor, resulting in a lower floor and an increased wheel stroke. This configuration achieves both expanded cabin space and superb handling stability.
- The brakes are configured to deliver decisive response to a light touch. The Mobilio also comes with ABS (4-wheel, anti-lock braking system) with the EBD (electronic brake-force distribution) system and brake assist, which provides supplemental braking force during emergency stops, as standard equipment on all model types.

<Safety>

- Honda's original G-CON (G-force Control) technology is incorporated to create a new body with a crash safety design that is among the best in the world. It offers protection to vehicle occupants in a 55km/h full-frontal collision, a 64km/h front offset collision, 55km/h side collision, and a 50km/h rear collision. Also, a new energy-absorbing structure employing an arch-shaped side frame in the front of the vehicle to efficiently absorb impact energy in a short distance results in a shorter nose and reduces weight, while ensuring a high level of collision safety performance.
- To further improve safety in real-world collisions, Honda has implemented its own vehicle-to-vehicle collision testing program with its own independently-established research standards. (Testing involves a 50% front offset collision with a 2-ton class passenger car, both vehicles traveling at 50km/h.) This collision testing is much more demanding than conventional tests in which the car is crashed into a fixed barrier. The Mobilio's safety design meets even these stringent testing requirements.
- The number of body sections designed to reduce pedestrian injury has been increased to protect pedestrians' lower limbs as well as their heads. Even the bumper employs an impact-absorbing design.
- The interior is designed to protect occupants' heads in a collision, and front-row seats are also designed to alleviate shocks to the neck.
- An SRS dual front airbag system is standard equipment, and an i-side airbag system is also available for the front row as a manufacturer's option. ISO FIX compatible child seat anchoring bars and tether anchors (left and right second-row seats) are also standard.

<Environmental Performance>

- The exhaust system's rear-port configuration reduces exhaust-gas heat loss, rapidly activating the catalytic converter for cleaner performance on cold starts. Hydrocarbons, nitrogen oxides, and other pollutants in the exhaust gas have been greatly reduced. In fact, the Mobilio runs so clean that all model types are recognized by the Japanese Ministry of Land, Infrastructure and Transport as Excellent Low Emissions Vehicles, with emissions of less than 50% of those allowed under year 2000 emissions regulations.
- The Mobilio attains a fuel rating of 18.2km/L[*4]—the highest in the 7-passenger vehicle class. All model types meet Japanese government fuel efficiency requirements for 2010.
- Recycling starts at the production stage. Almost all interior injection-molded parts are made of olefin resin for superior recyclability. This and other measures result in an overall vehicle recyclability of over 90%[*5]. Use of lead has also been reduced to less than 50% of 1996 levels.

*4 Front-wheel drive vehicles, except the W Type (Fuel consumption when driven in 10-15 mode. Japanese Ministry of Land, Infrastructure and Transport figures.)

*5 According to independent Honda measurement standards

Publicity photographs of the Mobilio are available at the following URL as of December 21, 2001:
http:// www.honda.co.jp/PR/photo/MOBILIO/
(The site is intended exclusively for the use of journalists.)

HONDA

Press Information

Ref.#01068

HONDA DOMESTIC SALES IN NOVEMBER UP 8.8%

Dec. 26, 2001 -- Honda Motor Co., Ltd., announced today that it sold 77,272 vehicles in Japan in November, an increase of 8.8% over the same month a year earlier.

It was Honda's 24th consecutive month of increased domestic sales, and once again was in sharp contrast to industry-wide domestic sales rate in Japan, which were down 4.9% compared to November 2000.

Honda's November sales were led by its new Fit sub-compact vehicle (19,772 units), followed by Life mini-vehicle (14,949 units), Stream (7,217 units) and Step WGN (6,762 units). By vehicle category, passenger car and light truck sales were up 19.9% -- the 20th consecutive monthly increase -- while mini vehicle sales were down 7.5%.

Honda's domestic production was up 4.6% in November for the third consecutive month, while overseas production was up 4.5%, for the 11th consecutive month , mainly because of increased output in Europe and Asia.

Export shipments from Japan in November were down 17.3%, first decline in the last four month,mainly because of fewer shipments to Asia and Europe.

HONDA PRODUCTION, SALES AND EXPORTS – NOVEMBER 2001

PRODUCTION

	November		Year-to-Date	
	Units	Vs. 11/00	Units	Vs. 2000
Domestic(CBU+CKD)	114,373	+ 4.6%	1,173,163	+ 5.0%
(CBU only)	113,993	+ 5.1%	1,154,683	+ 4.8%
Overseas (CBU)	120,998	+ 4.5%	1,296,057	+ 8.8%
Worldwide Total (CBU)	234,991	+ 4.8%	2,450,740	+ 6.9%

REGIONAL PRODUCTION

	November		Year-to-Date	
	Units	Vs. 11/00	Units	Vs. 2000
North America	91,542	- 0.4%	998,050	+ 6.8%
(USA only	57,893	- 1.8%	650,440	+ 3.2%)
Europe	13,361	+ 74.5%	104,737	+ 52.7%
Asia	12,286	+ 4.7%	145,976	+ 6.0%
Others	3,809	- 15.1%	47,294	- 5.6%
Overseas Total	120,998	+ 4.5 %	1,296,057	+ 8.8%

本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203

SALES

Vehicle type	November Units	November Vs. 11/00	Year-to-Date Units	Year-to-Date Vs. 2000
Passenger cars & light trucks	50,664	+ 19.9%	515,273	+ 24.6%
(Imports	675	+ 0.6%	8,007	- 19.2%)
Mini vehicles	26,608	- 7.5%	269,481	- 1.5%
TOTAL	77,272	+ 8.8%	784,754	+ 14.2%

EXPORTS

	November Units	November Vs. 11/00	Year-to-Date Units	Year-to-Date Vs. 2000
North America	26,429	- 9.4%	250,782	- 13.1%
(USA only)	23,320	- 14.5%	230,664	- 13.7%)
Europe	6,098	- 11.3%	57,399	- 24.9%
Asia	879	- 63.3%	28,633	+ 12.3%
Others	2,621	- 49.1%	43,184	- 15.6%
TOTAL	36,027	- 17.3%	379,998	- 14.0%

For further information, please contact:

Masaya Nagai
Noriko Okamoto
Honda Motor Co., Ltd. Corporate Communications Division
Telephone: 03-5412-1512
Facsimile: 03-5412-1545

Semi annual report on a consolidated basis for the first-half term
(Six months ended September 30, 2001) of the 78th fiscal period

---

(This is a translation of summary information of the semi annual report in the Japanese language, which is contained in " Hanki Houkokusho". (Semi annual report) issued in December, 2001)

HONDA MOTOR CO., LTD
(HONDA GIKEN KOGYO KABUSHIKI KAISHA)
TOKYO, JAPAN

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

September 30, 2001

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

For the 6 months ended September 30, 2000 and 2001and the year ended March 31, 2001

	Yen (millions)		
	September 30, 2000	September 30, 2001	March 31, 2001
Net sales and other operating revenue	¥ 3,051,918	¥ 3,504,996	¥ 6,463,830
Operating costs and expenses:			
Cost of sales	2,145,288	2,405,537	4,557,382
Selling, general and administrative	538,640	601,468	1,146,659
Research and development	166,500	182,754	352,829
	2,850,428	3,189,759	6,056,870
Operating income	201,490	315,237	406,960
Other income:			
Interest	5,959	4,056	11,833
Other	2,308	1,167	8,873
	8,267	5,223	20,706
Other expenses (note 1(p)):			
Interest	9,908	8,765	21,400
Other	7,808	41,708	21,290
	17,716	50,473	42,690
Income before income taxes and equity in income of affiliates	192,041	269,987	384,976
Income taxes :			
Current	117,291	157,604	196,863
Deferred	(35,718)	(44,278)	(18,424)
	81,573	113,326	178,439
Income before equity in income of affiliates	110,468	156,661	206,537
Equity in income of affiliates	11,439	17,079	25,704
Net income	¥ 121,907	¥ 173,740	¥ 232,241

	Yen		
	September 30, 2000	September 30, 2001	March 31, 2001
Basic net income per common share (note 1(n)):	¥ 125.11	¥ 178.30	¥ 238.34

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

For the 6 months ended September 30, 2000 and 2001 and the year ended March 31, 2001

	Yen (millions)		
	September 30, 2000	September 30, 2001	March 31, 2001
Common stock:			
Balance at beginning of the period	¥ 86,067	¥ 86,067	¥ 86,067
Balance at end of the period	86,067	86,067	86,067
Capital surplus:			
Balance at beginning of the period	172,529	172,529	172,529
Balance at end of the period	172,529	172,529	172,529
Legal reserves:			
Balance at beginning of the period	27,545	27,929	27,545
Transfer from retained earnings	220	448	384
Balance at end of the period	27,765	28,377	27,929
Retained earnings:			
Balance at beginning of the period	2,218,848	2,428,293	2,218,848
Net income for the period	121,907	173,740	232,241
Cash dividends	(11,693)	(11,693)	(22,412)
Transfer to legal reserves	(220)	(448)	(384)
Balance at end of the period	2,328,842	2,589,892	2,428,293
Accumulated other comprehensive income (loss): (notes 4 and 8)			
Balance at beginning of the period	(574,616)	(484,527)	(574,616)
Other comprehensive income (loss) for the period, net of tax	1,840	(52,799)	90,089
Balance at end of the period	(572,776)	(537,326)	(484,527)
Total stockholders' equity	¥ 2,042,427	¥ 2,339,539	¥ 2,230,291
Disclosure of comprehensive income:			
Net income for the period	¥ 121,907	¥ 173,740	¥ 232,241
Other comprehensive income (loss) for the period, net of tax (notes 4 and 8)	1,840	(52,799)	90,089
Total comprehensive income for the period	¥ 123,747	¥ 120,941	¥ 322,330

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the 6 months ended September 30, 2000 and 2001 and the year ended March 31, 2001

	Yen (millions)		
	September 30, 2000	September 30, 2001	March 31, 2001
Cash flows from operating activities (note 7):			
Net income	¥ 121,907	¥ 173,740	¥ 232,241
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	78,172	89,858	170,342
Deferred income taxes	(35,718)	(44,278)	(18,424)
Equity in income of affiliates	(11,439)	(17,079)	(25,704)
Provision for credit and lease residual losses on finance subsidiaries-receivables	6,062	10,143	15,584
Loss on derivative instruments and related others	-	30,576	-
Decrease (increase) in assets:			
Trade accounts and notes receivable	31,125	61,630	(35,460)
Inventories	1,202	(36,773)	(8,372)
Other current assets	(6,830)	1,609	(843)
Other assets	(2,658)	(21,826)	18,508
Increase (decrease) in liabilities:			
Trade payables	(29,452)	(81,018)	83,566
Accrued expenses	31,215	50,671	31,477
Income taxes payable	8,772	73,172	(15,180)
Other current liabilities	8,931	(42,161)	39,791
Other liabilities	12,521	17,739	19,176
Other, net	5,993	2,328	1,608
Net cash provided by operating activities	219,803	268,331	508,310
Cash flows from investing activities:			
Decrease (increase) in investments and advances	(22,781)	4,082	(8,658)
Capital expenditures	(122,267)	(133,092)	(285,687)
Proceeds from sales of property, plant and equipment	6,075	6,320	19,218
Acquisitions of finance subsidiaries-receivables	(970,397)	(1,410,913)	(2,083,375)
Collections of finance subsidiaries-receivables	725,321	848,506	1,516,094
Proceeds from sales of finance subsidiaries-receivables	30,119	208,669	325,364
Net cash used in investing activities	(353,930)	(476,428)	(517,044)
Cash flows from financing activities :			
Increase in short-term debt	319,160	196,418	333,541
Proceeds from long-term debt	82,941	220,501	149,108
Repayment of long-term debt	(241,691)	(148,345)	(475,744)
Cash dividends paid	(11,693)	(11,693)	(22,412)
Increase in commercial paper classified as long-term debt	494	391	711
Net cash provided by (used in) financing activities	149,211	257,272	(14,796)
Effect of exchange rate changes on cash and cash equivalents	(1,136)	(988)	10,462
Net change in cash and cash equivalents	13,948	48,187	(13,068)
Cash and cash equivalents at beginning of year	430,587	417,519	430,587
Cash and cash equivalents at end of year	¥ 444,535	¥ 465,706	¥ 417,519

See accompanying notes to consolidated financial statements.

(1) General and Summary of Significant Accounting Policies

(a) Financial Statements
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments which are necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the year. For further information, refer to the March 31, 2000 consolidated financial statements and notes thereto included in Honda Motor Co., Ltd. and subsidiaries Annual Report for the year ended March 31, 2000. Consolidated financial statements ended March 31, 2000 are audited while consolidated financial statements ended September 31, 2000 are unaudited.

(b) Description of Business
Honda Motor Co., Ltd. (the "Company") and its subsidiaries (collectively "Honda") develop, manufacture, distribute and provide financing for the sale of its motorcycles, automobiles and power products. Honda's manufacturing operations are principally conducted in 25 separate factories, 6 of which are located in Japan. Principal overseas manufacturing facilities are located in the United States of America, Canada, the United Kingdom, France, Italy, Spain, India, Pakistan, the Philippines, Thailand, Vietnam, Brazil and Mexico.
Net sales and other operating revenue by category of activity for the period ended September 30, 2000 were derived from: motorcycle business-12.8%, automobile business-80.5%, financial srvices-2.6%, and other businesses-4.1%. Operating income by category of activity for the period ended September 30, 2000 was derived from: motorcycle business-12.6%, automobile business-79.3%, financial services-8.0%, and other businesses-0.1%.
Honda sells motorcycles, automobiles and power products in most countries in the world. For the period ended September 30, 2000, 69.3% of net sales and other operating revenue (¥ 2,116,014 million) were derived from subsidiaries operating outside Japan(2000: ¥ 4,291,964 million). Net sales and other operating revenue for the period ended September 30, 2000 were geographically broken down based on the location of customers as follows: Japan-27.3%, North America-52.4%, Europe-8.5%, and others-11.8%. For the period ended September 30, 2000, 66.6% of operating income (¥ 134,252 million) was generated from foreign subsidiaries, disregarding the effect of elimination of unrealized profits between domestic operations and foreign operations (2000: ¥ 292,294 million).

(c) Basis of Presenting Consolidated Financial Statements
The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries generally maintain their books of account in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with accounting principles generally accepted in the United States of America.

(Continued)

(d) Consolidation Policy

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The investments in 20% to 50% owned affiliates are stated at their underlying equity value.

Minority interests in net assets and income are not significant and, accordingly, are not presented separately in the accompanying consolidated balance sheets and statements of income.

(e) Use of Estimates

Management of Honda has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(f) Revenue Recognition

Sales of manufactured products are recognized when products are shipped to dealers. Provisions for dealer sales allowances are normally recognized as sales reductions at the time of sale.

Interest income from finance receivables is recognized using the interest method. Finance receivable origination fees and certain direct origination costs are deferred, and the net fee or cost is recognized using the interest method over the contractual life of the finance receivables.

Finance subsidiaries of the Company periodically sell finance receivables. Gain or loss is recognized equal to the difference between the cash proceeds received and the carrying value of the receivables sold and is recorded in the period in which the sale occurs. Honda allocates the recorded investment in finance receivables between the portion(s) of the receivables sold and portion(s) retained based on the relative fair values of those portions on the date the receivables are sold. Honda recognizes gains or losses attributable to the change in the fair value of the retained interests, which are recorded at estimated fair value and accounted for as "trading" securities. A servicing asset or liability is amortized in proportion to and over the period of estimated net servicing income. Servicing assets and servicing liabilities at March 31, 2000 and September 30, 2000 were not significant.

(g) Cash Equivalents

Honda considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

(Continued)

(h) Inventories
Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

(i) Investments in Securities
Honda classifies its debt and equity securities in one of three categories: available-for-sale, trading, or held-to-maturity. Debt securities that are classified as "held-to-maturity" securities are reported at amortized cost. Debt and equity securities classified as "trading" securities are reported at fair value, with unrealized gains and losses included in earnings. Other debt and equity securities are classified as "available-for-sale" securities and are reported at fair value, with unrealized gains or losses net of deferred taxes, included in other comprehensive income (loss) and accumulated in the stockholders' equity section of the consolidated balance sheets. Honda did not hold any "trading" securities at March 31, 2000 and September 30, 2000, except for retained interests in the sold pools of finance receivables, which are accounted for as "trading" securities and included in finance receivables. Honda did not hold any "held-to-maturity" securities at March 31, 2000 and September 30, 2000.

(j) Depreciation
Depreciation of property, plant and equipment is calculated principally by the declining-balance method based on estimated useful lives of the respective assets.

(k) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of
Honda's long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(l) Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

Deferred income taxes are also provided on the undistributed earnings of subsidiaries and affiliates to the extent that the Company anticipates receiving them in the form of dividends.

(m) Product-Related Expenses
Advertising and sales promotion costs are expensed as incurred. Provisions for estimated costs related to product warranty are made at the time of sale.

(Continued)

(n) Net Income per Common Share

Basic net income per common share has been computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during each period. Diluted net income per common share reflects the potential dilution and has been computed on the basis that all convertible debentures were converted at beginning of the period.

(o) Foreign Currency Translation

Foreign currency financial statements amounts are translated into Japanese yen on the basis of the year-end rate for all assets and liabilities and the weighted average rate for the year for all income and expense amounts. Translation adjustments resulting therefrom are included in other comprehensive income (loss) and are accumulated in the stockholders' equity section of the consolidated balance sheets.

(p) Derivative Financial Instruments

The Company and certain of its subsidiaries have entered into foreign exchange agreements and interest rate agreements to manage currency and interest rate exposures. These instruments include foreign currency forward contracts, currency swap agreements, currency option contracts and interest rate swap agreements. Gains and losses on foreign exchange instruments that qualify for hedge accounting treatment are recognized in the same period in which gains or losses from the transaction being hedged are recognized. The differential to be paid or received on interest rate swap agreements is recognized over the life of the agreement as an adjustment to interest expense. In the event of an early termination of the hedge, any deferred gain or loss on the hedging instrument continues to be deferred until the hedged item is realized. Derivative financial instruments that do not meet the criteria for hedge accounting are marked to market.

(q) Pension and Other Postretirement Benefits

The Company and certain of its subsidiaries have various pension plans covering substantially all of their employees in Japan and in certain foreign countries who meet eligibility requirements. Certain of the Company's subsidiaries in North America provide certain health care and life insurance benefits to retired employees.

(r) Internal-Use Software

As of April 1, 1999, Honda adopted Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", issued by the American Institute of Certified Public Accountants. Based on SOP 98-1, certain internal-use software costs historically expensed are now capitalized once specific criteria are met and these costs are amortized on a straight-line basis over a five-year period. The adoption of this statement did not have a material impact on Honda's consolidated financial position and results of operations.

(s) Reclassifications

Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the presentation used for the 6 months ended September 30, 2000

(Continued)

(2) Finance Subsidiaries

Finance subsidiaries-receivables represent finance receivables generated by finance subsidiaries. Finance receivables include wholesale financing to dealers and retail financing and direct financing leases to consumers.

The allowance for credit losses is maintained at an amount management deems adequate to cover estimated losses on finance receivables. The allowance is based on management's evaluation of many factors, including current economic trends, industry experience, inherent risks in the portfolio and the borrower's ability to pay.

Finance subsidiaries of the Company purchase insurance to cover a substantial amount of the estimated residual value of vehicles leased to customers. The allowance for losses on lease residual values is maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles' lease residual values. The allowance is also based on management's evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries' historical experience with residual value losses.

Finance subsidiaries-receivables, net, consisted of the following at March 31, 2000 and September 30, 2000:

	Yen (millions)	
	March 31, 2000	September 30, 2000
Direct financing leases	¥ 671,860	¥ 705,734
Retail	769,573	1,017,194
Wholesale	169,988	133,155
Term loans to dealers	32,346	29,197
Total finance receivables	1,643,767	1,885,280
Retained interests in the sold pools of finance receivables	67,560	62,991
	1,711,327	1,948,271
Less:		
Allowance for credit losses	8,898	9,307
Allowance for losses on lease residual values	9,489	9,074
Unearned interest income and fees	83,118	89,865
Finance subsidiaries-receivables, net	1,609,822	1,840,025
Less current portion	731,580	693,139
Noncurrent finance subsidiaries-receivables, net	¥ 878,242	¥ 1,146,886

(Continued)

(3) Inventories

Inventories at March 31, 2000 and September 30, 2000 are summarized as follows:

	Yen (millions)	
	March 31, 2000	September 30, 2000
Finished goods	¥ 393,091	¥ 364,451
Work in process	26,431	22,599
Raw materials	148,183	172,489
	¥ 567,705	¥ 559,539

(4) Investments and Advances-Other

Investments and advances-other at March 31, 2000 and September 30, 2000 consist of the following:

	Yen (millions)	
	March 31, 2000	September 30, 2000
Marketable equity securities	¥ 146,465	¥ 134,320
Nonmarketable preferred stock - The Bank of Tokyo-Mitsubishi, Ltd.	10,200	10,200
Guaranty deposits	33,477	32,760
Life insurance contracts	10,965	10,913
Advances	3,734	2,998
Other	8,864	26,349
	¥ 213,705	¥ 217,540

Certain information with respect to available-for-sale securities, all of which are marketable equity securities at March 31, 2000 and September 30, 2000, is summarized below:

	Yen (millions)	
	March 31, 2000	September 30, 2000
Cost	¥ 67,694	¥ 69,127
Fair value	146,465	134,320
Gross unrealized gains	86,441	74,786
Gross unrealized losses	7,670	9,593

(Continued)

(5) Short-term and Long-term Debt

Short-term bank loans and commercial paper at March 31, 2000 and September 30, 2000 were as follows:

	Yen (millions)	
	March 31, 2000	September 30, 2000
Short-term bank loans	¥ 443,625	¥ 659,022
Commercial paper	52,328	138,848
	¥ 495,953	¥ 797,870

Long-term debt at March 31, 2000 and September 30, 2000 were as follows:

	March 31, 2000	September 30, 2000
Total long-term debt	¥ 918,142	¥ 761,982
Less current portion	343,576	312,429
	¥ 574,566	¥ 449,553

Property, plant and equipment with a net book value of approximately ¥ 13,025 million and ¥ 12,643 million at March 31, 2000 and September 30, 2000, respectively, were subject to specific mortgages securing indebtedness.

(6) Other Liabilities

Other liabilities at March 31, 2000 and September 30, 2000 are summarized as follows:

	Yen (millions)	
	March 31, 2000	September 30, 2000
Allowance for dealers and customers	¥ 39,781	¥ 50,609
Minority interest	30,278	31,556
Additional minimum pension liabilities	95,685	95,685
Deferred income taxes	2,533	137
Other	22,901	27,497
	¥ 191,178	¥ 205,484

(Continued)

(7) Supplemental Disclosures of Cash Flow Information

	Yen (millions)	
	The year ended March 31, 2000	For the 6 months ended September 30, 2000
Cash paid during the period for:		
Interest	¥ 78,512	¥ 48,560
Income taxes	231,277	108,741

(8) Comprehensive Income

Comprehensive income consists of net income, change in adjustments from foreign currency translation, change in net unrealized gains on marketable equity securities, and change in minimum pension liabilities adjustment, and is included in the consolidated statements of stockholders' equity.

Accumulated other comprehensive income (loss) at March 31, 2000 and September 30, 2000 are as follows:

	Yen (millions)	
	March 31, 2000	September 30, 2000
Adjustments from foreign currency translation	¥ (580,676)	¥ (570,825)
Net unrealized gains on marketable equity securities	41,022	33,011
Minimum pension liabilities adjustment	(34,962)	(34,962)
Total accumulated other comprehensive income (loss)	¥ (574,616)	¥ (572,776)

(Continued)

(9) Net Income per Common Share

A reconciliation of the numerators and denominators of the basic and diluted net income per common share computations is as follows:

	Yen (millions)	
	The year ended March 31, 2000	For the 6 months ended September 31, 2000
Net income available to common stockholders	¥ 262,415	¥ 121,907
Effect of dilutive securities	-	-
Diluted net income	¥ 262,415	¥ 121,907

	Number of shares	
	March 31, 2000	September 30, 2000
Average common shares outstanding	974,414,215	974,414,215
Effect of dilutive securities	-	-
Diluted common shares outstanding	974,414,215	974,414,215

	Yen	
	The year ended March 31, 2000	For the 6 months ended September 31, 2000
Net income per common share: Basic and diluted	¥ 269.31	125.11

(Continued)

(10) Fair Value of Financial Instruments

The estimated fair values of significant financial instruments at March 31, 2000 and September 30, 2000 were as follows:

	Yen (millions)			
	March 31, 2000		September 30, 2000	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Finance subsidiaries-receivables (a)	¥ 1,002,546	¥ 975,419	¥ 1,212,738	¥ 1,174,720
Investments and advances-marketable equity securities	146,465	146,465	134,320	134,320
Debt	(1,414,095)	(1,417,669)	(1,559,852)	(1,570,342)
Foreign exchange instruments (b)				
Asset position	¥ 10,811	¥ 20,230	¥ 3,788	¥ 7,152
Liability position	(300)	(1,086)	(3,141)	(6,133)
Net	¥ 10,511	¥ 19,144	¥ 647	¥ 1,019
Interest rate instruments				
Asset position	¥ -	¥ 11,374	¥ -	¥ 1,970
Liability position	-	(510)	-	(184)
Net	¥ -	¥ 10,864	¥ -	¥ 1,786

(a) The carrying amounts of Finance subsidiaries-receivables at March 31, 2000 and September 30, 2000 in the table exclude ¥ 607,276 million and ¥ 627,287 million of direct financing leases, net, classified as Finance subsidiaries-receivables in the consolidated balance sheets, respectively.

(b) The effects of foreign currency exchange rate fluctuations resulting from currency swap agreements are included in Other assets/liabilities and Other current assets/liabilities in the consolidated balance sheets as follows :

	Yen (millions)	
	March 31, 2000	September 30, 2000
Other current assets	¥ 7,603	¥ 2,597
Other assets	3,208	1,191
Other current liabilities	(287)	(3,135)
Other liabilities	(13)	(6)
	¥ 10,511	¥ 647

The estimated fair value amounts have been determined using relevant market information and appropriate valuation methodologies. However, these estimates are subjective in nature and

(Continued)

involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. The effect of using different assumptions and/or estimation methodologies may be significant to the estimated fair value amounts.

The methodologies and assumptions used to estimate the fair values of financial instruments are as follows:

Cash and cash equivalents, trade receivables and trade payables
The carrying amounts approximate fair values because of the short maturity of these instruments.

Finance subsidiaries-receivables
The fair values of retail receivables and term loans to dealers were estimated by discounting future cash flows using the current rates for these instruments of similar remaining maturities. Given the short maturities of wholesale receivables, the carrying amount of such receivables approximates fair value.

Marketable equity securities
The fair value of marketable equity securities was estimated using quoted market prices.

Debt
The fair values of bonds and notes were estimated based on the quoted market prices for the same or similar issues. The fair value of long-term loans was estimated by discounting future cash flows using rates currently available for loans of similar terms and remaining maturities. The carrying amounts of short-term bank loans and commercial paper approximate fair values because of the short maturity of these instruments.

Foreign exchange and interest rate instruments
The fair values of foreign currency forward contracts and foreign currency option contracts were estimated by obtaining quotes from banks. The fair values of currency swap agreements and interest rate swap agreements were estimated by discounting future cash flows using rates currently available for these instruments of similar terms and remaining maturities.

(11) Risk Management Activities and Derivative Financial Instruments
The Company and certain of its subsidiaries are parties to derivative financial instruments in the normal course of business to reduce their exposure to fluctuations in foreign exchange rates and interest rates. Currency swap agreements are used to convert long-term debt denominated in a certain currency to long-term debt denominated in other currency(ies). Foreign currency forward contracts and purchased option contracts are normally used to hedge sale commitments denominated in foreign currencies (principally U.S. dollars). Foreign currency written option contracts are entered into in combination with purchased option contracts to offset premium amounts to be paid for purchased option contracts. Interest rate swap agreements are mainly used to convert floating rate financing, such as commercial paper, to (normally 3-5 years) fixed rate financing in order to match financing costs with income from finance receivables. These instruments involve, to varying degrees, elements of credit, exchange rate and interest rate risks in excess of the amount recognized in the consolidated balance sheets.

(Continued)

The aforementioned instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. However, Honda minimizes the risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. Management does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default. Honda generally does not require or place collateral for these financial instruments.

Foreign currency forward contracts and currency swap agreements are agreements to exchange different currencies at a specified rate on a specific future date. Foreign currency option contracts are contracts that allow the holder of the option the right but not the obligation to exchange different currencies at a specified rate on a specific future date. At March 31, 2000 and September 30, 2000, the total amounts of foreign currency forward contracts, currency swap agreements and foreign currency option contracts outstanding were ¥ 656,700 million and ¥ 790,846 million, respectively.

Interest rate swap agreements generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amount. At March 31, 2000 and September 30, 2000, the notional principal amounts of interest rate swap agreements were ¥ 1,149,563 million and ¥ 1,371,119 million, respectively.

(12) Commitments and Contingent Liabilities

At September 30, 2000, Honda had commitments for purchases of property, plant and equipment of approximately ¥ 17,460 million. Contingent liabilities for guarantees and similar activities of bank loans of employees, affiliates and other companies amounted to approximately ¥ 99,549 million.

Honda is subject to potential liability under various lawsuits and claims. Such lawsuits and claims include product liability and personal injury lawsuits or claims, lawsuits from dealers alleging impropriety in allocation of products, and other claims. Although the aggregate ultimate liability under these lawsuits and claims at September 30, 2000 was not determinable, on the basis of legal advice received, management is of the opinion that such liability would not have a significant adverse effect on the consolidated financial statements.

(Continued)

(13) Lease

Honda has several operating leases, primarily for office and other facilities, and certain office equipment.

Future minimum lease payments under noncancelable operating leases that have initial or remaining lease terms in excess of one year at September 30, 2000 are as follows:

	Yen (millions)
Within one year	¥ 26,344
Over one year	66,796
Total minimum lease payments	¥ 93,140

Rental expenses under operating leases for the year ended March 31, 2000 and for the 6 months ended September 30, 2000were ¥ 49,014 million and ¥ 22,619 million, respectively.

Segment Information

(A) Business Segment Information
For the six months ended September 30, 2000

(In millions of Yen)

	Motor-cycle Business	Auto-mobile Business	Financial Services	Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:							
Sales to unaffiliated customers	391,898	2,457,275	79,546	123,199	3,051,918	—	3,051,918
Intersegment sales	—	—	3,455	4,174	7,629	(7,629)	—
Total	391,898	2,457,275	83,001	127,373	3,059,547	(7,629)	3,051,918
Cost of sales, S.G.A. and R&D expenses	366,421	2,297,430	66,934	127,272	2,858,057	(7,629)	2,850,428
Operating income	25,477	159,845	16,067	101	201,490	—	201,490

(A) Business Segment Information
For the six months ended September 30, 2001

(In millions of Yen)

	Motor-cycle Business	Auto-mobile Business	Financial Services	Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:							
Sales to unaffiliated customers	443,437	2,839,507	95,731	126,321	3,504,996	—	3,504,996
Intersegment sales	—	—	2,993	5,056	8,049	(8,049)	—
Total	443,437	2,839,507	98,724	131,377	3,513,045	(8,049)	3,504,996
Cost of sales, S.G.A. and R&D expenses	414,166	2,571,522	79,189	132,931	3,197,808	(8,049)	3,189,759
Operating income	29,271	267,985	19,535	(1,554)	315,237	—	315,237

For the year ended March 31, 2001

(In millions of Yen)

	Motor-cycle Business	Auto-mobile Business	Financial Service	Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:							
Sales to unaffiliated customers	805,304	5,231,326	169,293	257,907	6,463,830	—	6,463,830
Intersegment-sales	—	—	6,781	6,796	13,577	(13,577)	—
Total	805,304	5,231,326	176,074	264,703	6,477,407	(13,577)	6,463,830
Cost of sales, S.G.A. and R&D expenses	748,826	4,911,291	145,272	265,058	6,070,447	(13,577)	6,056,870
Operating income	56,478	320,035	30,802	(355)	406,960	—	406,960

1. Segmentation of Business

Business segment is based on Honda's business organization and the similarity of the principal products included within each segment as well as the relevant markets for such products.

2. Principal products of each segment

Business	Sales	Principal Products
Motorcycle	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Large-size motorcycles, mid-size motorcycles, motorized bicycles, all-terrain vehicles (ATVs)
Automobile	Automobiles and relevant parts	Compact cars, sub-compact cars, minivehicles
Financial Services	Financial and insurance services	N/A
Other	Power products and relevant parts, and others	Power tillers, generators, general purpose engines, lawn mowers

(B) Geographical Segment Information

The geographical segmentation is based on the location where sales originated.

For the six months ended September 30, 2000 (In millions of Yen)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales and other operating revenue:							
Sales to unaffiliated customers	935,904	1,603,113	257,372	255,529	3,051,918	—	3,051,918
Transfers between geographical segments	830,921	54,171	9,634	5,923	900,649	(900,649)	—
Total	1,766,825	1,657,284	267,006	261,452	3,952,567	(900,649)	3,051,918
Cost of sales, S.G.A. and R&D expenses	1,701,032	1,530,776	285,409	235,305	3,752,522	(902,094)	2,850,428
Operating income	65,793	126,508	(18,403)	26,147	200,045	1,445	201,490

For the six months ended September 30, 2001 (In millions of Yen)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales and other operating revenue:							
Sales to unaffiliated customers	1,023,198	1,938,500	269,242	274,056	3,504,996	—	3,504,996
Transfers between geographical segments	821,468	74,805	8,779	6,693	911,745	(911,745)	—
Total	1,844,666	2,013,305	278,021	280,749	4,416,741	(911,745)	3,504,996
Cost of sales, S.G.A. and R&D expenses	1,716,117	1,814,283	298,729	252,834	4,081,963	(892,204)	3,189,759
Operating income	128,549	199,022	(20,708)	27,915	334,778	(19,541)	315,237

For the year ended March 31, 2000 (In millions of Yen)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales and other operating revenue:							
Sales to unaffiliated customers	1,950,985	3,488,287	526,923	497,635	6,463,830	—	6,463,830
Transfers between geographical segments	1,643,591	120,123	20,365	12,921	1,797,000	(1,797,000)	—
Total	3,594,576	3,608,410	547,288	510,556	8,260,830	(1,797,000)	6,463,830
Cost of sales, S.G.A. and R&D expenses	3,448,505	3,331,870	602,815	474,636	7,857,826	(1,800,956)	6,056,870
Operating income	146,071	276,540	(55,527)	35,920	403,004	3,956	406,960

(C) Overseas Sales

For the six months ended September 30, 2000 (In millions of Yen)

	North America	Europe	Others	Total
Overseas Sales	1,599,380	258,316	362,013	2,219,709
Consolidated Sales				3,051,918
Overseas Sales Ratio to Consolidated Sales	52.4%	8.5%	11.8%	72.7%

For the six months ended September 30, 2001 (In millions of Yen)

	North America	Europe	Others	Total
Overseas Sales	1,931,290	261,847	385,019	2,578,156
Consolidated Sales				3,504,996
Overseas Sales Ratio to Consolidated Sales	55.1%	7.5%	11.0%	73.6%

For the year ended March 31, 2000 (In millions of Yen)

	North America	Europe	Others	Total
Overseas Sales	3,481,804	521,730	719,956	4,723,490
Consolidated Sales				6,463,830
Overseas Sales Ratio to Consolidated Sales	53.9%	8.1%	11.1%	73.1%

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
(HONDA MOTOR CO.,LTD)



Satoshi Aoki
Senior Managing and
Representative Director

Date: January 18, 2002